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                            July 27, 2021

       Brett R. Whitmire
       Chief Financial Officer
       DIODES INCORPORATED
       4949 Hedgcoxe Road, Suite 200
       Plano, Texas 75024

                                                        Re: DIODES INCORPORATED
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Filed February 22,
2021
                                                            File No. 002-25577

       Dear Mr. Whitmire:

               We have reviewed your July 22, 2021 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 30, 2021 letter.

       Form 10-K for the Year Ended December 31, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 39

   1.                                                   We note your response
to prior comment 1 and reissue our comment. While we
                                                        acknowledge the table
on page 40 of your 2020 10-K presents revenue by end-user market as a percentage of
total revenue during each period, we do not believe you adequately disclose and discuss
the factors that resulted in changes in revenue by end-user market as addressed in earnings
calls. Please expand your annual and quarterly disclosures to address the factors
that impact changes in revenue by end-user market.
 Brett R. Whitmire
FirstName  LastNameBrett R. Whitmire
DIODES INCORPORATED
Comapany
July       NameDIODES INCORPORATED
     27, 2021
July 27,
Page  2 2021 Page 2
FirstName LastName
       You may contact SiSi Cheng at 202-551-5004 or Anne McConnell at 202-551-3709 if
you have any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Manufacturing